02027784

P.E 4-1-02
0-29938

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 ______)

SINGPR1:#23005322v83

On April 22, 2002, Pacific Internet Limited issued the attached press release.

PRESS RELEASE

For Immediate Release

Pacific Internet appoints Four new Directors to its Board

SINGAPORE (April 22, 2002) – Asia's leading Internet service provider (ISP), Pacific Internet Limited (NASDAQ: PCNTF), today announced the appointment of three new independent Directors to the Pacific Internet Board – Mrs Gracy Choo, Mr Lawrence Wee and Mr Yeo Wee Kiong. Ms Chong Phit Lian will also be appointed Director. Current Director Ms Low Sin Leng will take over as the new Deputy Chairman of the Board from Mr Wong Kok Siew who will retire from the Board. Director Dr Judy Lim Meng-En will also retire from the Board.

Mrs Gracy Choo is the Executive Vice President and Special Assistant to Deputy Chairman and President in United Overseas Bank Ltd, the biggest banking group in Singapore. Mrs Choo is a banking veteran with over thirty years of banking experience. Mr Lawrence Wee is Vice President and Managing Director of Ariba Singapore Pte Ltd, the Asia-Pacific headquarters of Ariba, Inc of the USA. With over twenty years of high-tech industry and international experience, Mr Wee was previously the Managing Director of IBM Singapore Pte Ltd. Mr Yeo Wee Kiong is Senior Partner and Head of Corporate and Capital Markets Department in Rajah & Tann, one of the largest law firms in Singapore. Mr Yeo has extensive experience in corporate finance, mergers and acquisitions, venture capital and technopreneurship. Ms Chong Phit Lian is the President and Chief Executive Officer of Singapore Mint Pte Ltd, a subsidiary of SembCorp Industries Limited and has previously served as alternate Director to Ms Low. These appointments will take effect on 22 April 2002.

Effective the same date, Mr Wong Kok Siew, Deputy Chairman and Chief Executive Officer of SembCorp Industries Limited, will retire from the Board of Pacific Internet as Deputy Chairman and Director. Ms Low Sin Leng, Group Chief Operating Officer & Chief Financial Officer of SembCorp Industries Limited and current member of the Board of Pacific Internet will take over as the new Deputy Chairman of the Board.

Dr Judy Lim Meng-En, who has served on the Board since May 1998, will retire from the Board due to her other commitments. This will take effect on 30 May 2002 after Pacific Internet's Annual General Meeting.

Mr Ko Kheng Hwa, Chairman of the Board of Pacific Internet commented, "The new Directors come from diverse business backgrounds. The Board will certainly tap on their rich and varied expertise and international business experience. I am sure that they will be able bring substantial new value to Pacific Internet."

"On behalf of the Board, I would like to express our deep appreciation to Mr Wong and Dr Lim for their significant contributions to the company over the past years," added Mr Ko.

With the above changes coming into effect, the composition of the Pacific Internet Board will be as follows:

- Mr Ko Kheng Hwa (Chairman)
- Ms Low Sin Leng (Deputy Chairman)
- Mr Anthony Chia
- Dr Lee Tsao Yuan
- Mr Tan Tong Hai
- Ms Chong Phit Lian
- Ms Gracy Choo
- Mr Lawrence Wee
- Mr Yeo Wee Kiong

About Pacific Internet Ltd

Pacific Internet provides end-to-end Internet services, including award-winning Internet access and value-added services in six countries (Singapore, Hong Kong, the Philippines, Australia, India and Thailand) for both corporates and consumers. In October, Pacific Internet emerged as the Overall Leader in the first CNet Readers' Online Broadband Poll 2001. Pacific Internet has also won the "Best Asian ISP" award consecutively in 1999, 2000 and 2001 from Telecom Asia, and the "Best ISP in Singapore" award in 1997, 1998 and 1999 from ComputerWorld. For more information, please visit us at http://www.pacific.net.sg.

For investor relations enquiries:

Khoo Seok Teng
Manager, Investor Relations
Pacific Internet Limited
Tel: 65-67710735
Email: investor@pacific.net.sg

For media enquiries:

Jacqueline Yeo
Regional Public Relations Manager
Pacific Internet Limited
Tel: 65-98772164
Email: jacqueline.yeo@pacific.net.sg

Caution Concerning Forward-Looking Statements

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements. "

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________

Name: Tan Tong Hai

Title: President and Chief Executive Officer

Date: April 23, 2002